Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 3, 2020

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has declared a dividend of US$10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 28, 2020 to shareholders of record on January 21, 2020.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Consistent with the practice of prior years, the amount of this annual dividend was determined taking into account the current operating results of Fairfax and its insurance and reinsurance companies and the current cash position at the Fairfax holding company.  Consequently, as each year’s circumstances are different, this dividend should not be regarded as indicative of the amount of any future annual dividends.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946